LE PETIT PARIS 75 LLC

Profit and Loss
January - May, 2024

	TOTAL
Income	
Sales	205,063.80
Total Income	**$205,063.80**
Cost of Goods Sold	
Supplies & Materials - COGS	17,907.13
Total Cost of Goods Sold	**$17,907.13**
GROSS PROFIT	**$187,156.67**
Expenses	
ACCOUNTING	3,486.95
Advertising/Promotional	1,680.31
Auto Expenses	4,951.01
Bank Charges	819.32
Contract Labor	18,263.34
Dues & subscriptions	937.00
Insurance	5,014.31
Job Supplies	22,661.92
Meals	177.78
PARKING & TOLLS	144.90
PAYROLL TAX	6,293.63
Payroll Wage	31,108.67
Rent or Lease of Buildings	9,400.00
SALES TAX	4,613.00
Shipping, Freight & Delivery	131.94
State tax	1,450.00
Travel	88.52
Uniforms	191.90
Utilities	3,548.30
Total Expenses	**$114,962.80**
NET INCOME	**$72,193.87**

LE PETIT PARIS 75 LLC

Balance Sheet

As of May 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CD 180-269 DAYS (8742) - 1	9,875.08
CHASE BUS TOTAL SAV (2717) - 1	-19,499.31
Le petit Paris 75 (0261) - 1	215,099.03
Total Bank Accounts	**$205,474.80**
Total Current Assets	**$205,474.80**
TOTAL ASSETS	**$205,474.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CREDIT CARD (3923) - 1	-369.49
K. HALLICHE (7278) - 1	16,422.85
L. HALLICHE (0816) - 1	7,146.27
Total Credit Cards	**$23,199.63**
Total Current Liabilities	**$23,199.63**
Total Liabilities	**$23,199.63**
Equity	
Opening Balance Equity	74,193.55
Retained Earnings	35,887.75
Net Income	72,193.87
Total Equity	**$182,275.17**
TOTAL LIABILITIES AND EQUITY	**$205,474.80**

LE PETIT PARIS 75 LLC

Statement of Cash Flows

January - May, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	72,193.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
CREDIT CARD (3923) - 1	-3,289.42
K. HALLICHE (7278) - 1	5,822.88
L. HALLICHE (0816) - 1	6,541.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,075.09**
Net cash provided by operating activities	**$81,268.96**
FINANCING ACTIVITIES	
Opening Balance Equity	9,875.08
Net cash provided by financing activities	**$9,875.08**
NET CASH INCREASE FOR PERIOD	**$91,144.04**
Cash at beginning of period	114,330.76
CASH AT END OF PERIOD	**$205,474.80**